Exhibit 99.1

TORM STRONG
TORM STRONG

TORM

Interim Results for the First Quarter ended 31 March 2025

TORM PLC
120 CANNON STREET
LONDON, EC4N 6AS,UNITED KINGDOM
COMPANY: 09818726

Highlights
“TORM delivered a solid first-quarter result in line with our expectations despite continued geopolitical uncertainty,” says Jacob Meldgaard.

In the first quarter of 2025, TORM generated time charter equivalent earnings (TCE) of USD 214.0m including unrealized losses on derivatives of USD 2.1m (2024, same period: USD 330.7m including unrealized losses on derivatives of USD 1.4 m). Adjusted EBITDA totaled USD 137.7m (2024, same period: USD 267.2m), while net profit for the period amounted to USD 62.9m (2024, same period: USD 209.2m), reflecting significantly lower freight rates compared to the same quarter last year, yet remained in line with levels observed in the fourth quarter of 2024.

By early 2025, trade volumes on routes most affected by the Red Sea disruption had declined by around one-third, which effectively negated the distance-driven ton-miles gains. Encouragingly, product tanker ton-miles began to rebound in March 2025.

In case of a reopening of the Red Sea, the Middle East-to-Europe trade flows would be expected to be restored, thus reducing the incentive for crude tankers to carry clean petroleum products (“CPP”) around the Cape of Good Hope. Further, a potential easing of sanctions on Russia could lead to a partial or full return to shorter trade distances and bring previously sanctioned vessels back into the mainstream market. However, this may be partially offset by the scrapping of older tonnage, particularly vessels that are poorly maintained or unable to obtain adequate insurance coverage.

U.S. tariffs are not expected to directly affect oil and oil product flows, but they may have an indirect impact through slower global economic growth. Additionally, Chinese retaliatory tariffs could prompt a shift from LPG to naphtha in the country’s petrochemical industry. Tighter U.S. sanctions on Iran and Venezuela are also expected to positively influence the crude tanker segment by redirecting trade and increasing utilization of the non-sanctioned fleet. This, in turn, reduces the risk of further crude cannibalization in the CPP market.

In this market, TORM achieved TCE rates of USD/day 26,807 on average (2024, same period: USD/day 43,152), and available earning days increased to 8,061 (2024, same period: 7,697). Our vessel class LR2 achieved TCE rates of USD/day 33,806, the LR1 vessels achieved TCE rates of USD/day 24,947, and the MR vessels achieved TCE rates of USD/day 24,675.

For the first quarter of 2025, Return on Invested Capital amounted to 10.3% (2024, same period: 33.8%) reflecting the lower freight rates compared to the very high levels seen a year ago. During the quarter, the weighted number of average outstanding shares excluding treasury shares was 97.4m shares which combined with the net profit led to basic EPS of USD 0.64 (2024, same period: USD 2.34).

Coverage
As of 05 May 2025, TORM had covered 57% of the Q2 2025 earning days at an average rate of USD/day 28,026. By vessel class, coverage stood at 64% for LR2s at USD/ day 36,831, 46% for LR1s at USD/day 29,714 and 57% for MRs at USD/day 24,150.
For the full year 2025 43%of the earning days have been fixed at an average rate of USD/day 27,829. The remaining 57% of the earning days in 2025 - equivalent to 18,454 days - remain open and thus subject to market fluctuations. A change in freight rates of USD/day 1,000 will, all else equal, impact EBITDA by approximately USD 18m.

Business Highlights
In early 2025, TORM sold the 2005-built MR vessels TORM Ragnhild, TORM Resilience, and TORM Thames. The vessels were all delivered to their new owners during the first quarter of the year.

Following these transactions, TORM’s fleet size is currently 91 vessels. Based on broker valuations, TORM’s fleet had a market value of USD 3,112.4m (2024, same date: USD 3,501.5m) and TORM’s consolidated Net Asset Value (NAV) was USD 2,511.1m as of 31 March 2025 (2024, same date: USD 3,176.6m).

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	2

Key Figures

USDm	Q1 2025	Q1 2024	FY 2024
Income statement
Revenue	329.1	444.1	1,559.2
Time charter equivalent earnings (TCE) ¹⁾ ⁵⁾	214.0	330.7	1,134.8
Gross profit ¹⁾	152.3	275.2	895.6
EBITDA ¹⁾	135.6	265.8	850.8
Adjusted EBITDA ¹⁾	137.7	267.2	844.2
Operating profit (EBIT)	82.3	222.7	658.8
Financial items	-14.0	-11.9	-49.3
Net profit for the year/period	62.9	209.2	611.5
Net profit excl. non-recurring items ¹⁾	53.5	192.7	560.7
Balance sheet and cash flow
Non-current assets	2,792.5	2,546.0	2,854.3
Total assets	3,486.7	3,507.8	3,469.6
Equity	2,142.2	2,065.0	2,074.8
Total liabilities	1,344.5	1,442.8	1,394.8
Invested capital ¹⁾	2,957.7	2,806.7	3,005.4
Net interest-bearing debt ¹⁾	831.7	757.9	947.6
Net Asset Value (NAV) excl. NCI ²⁾	2,511.1	3,176.6	2,853.8
Cash and cash equivalents, incl. restricted cash	362.3	559.6	291.2
Investment in tangible fixed assets	30.0	410.0	911.1
Free cash flow ¹⁾	126.5	25.7	384.7

1) For definition of the calculated key figures, please refer to the glossary on pages 26 to 31.
2) Based on broker valuations as of 31 March 2025, excluding charter commitments.
3) End of period.

	Q1 2025	Q1 2024	FY 2024
Key financial figures ¹⁾
Gross margins:
Gross profit	46.3%	62.0%	57.4%
EBITDA	41.2%	59.9%	54.6%
Adjusted EBITDA	41.8%	60.2% %	54.1
Operating profit (EBIT)	25.0%	50.1% %	42.3
Return on Equity (ROE)	11.9%	44.9%	32.7%
Return on Invested Capital (ROIC)	10.3%	33.8% %	24.3
Adjusted ROIC	9.9%	32.8%	22.2%
Equity ratio	61.4%	58.9%	59.8%
TCE per day (USD) ⁵⁾	26,807	43,152	36,061
OPEX per day (USD) ⁵⁾	7,891	7,260	7,477
Loan-to-value (LTV) ratio ⁵⁾	27.0%	21.6%	26.8%
Share-related key figures ¹⁾
Basic earnings per share (USD)	0.64	2.34	6.54
Diluted earnings per share (USD)	0.62	2.26	6.36
Dividend per share (USD) ⁶⁾	0.40	1.50	5.10
Net Asset Value per share (NAV/share) (USD) ²⁾	25.7	34.5	29.3
Share price in DKK ³⁾	112.8	234.2	138.4
Share price in USD ³⁾	16.5	35.0	19.5
Number of shares (m) ³⁾ ⁴⁾	97.8	92.2	97.3
Number of shares, weighted average (m) ⁴⁾	97.4	89.8	93.6

4) Excluding treasury shares.
5) For Tanker segment.
6) Dividend per share includes declared and proposed dividends.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	3

Financial Review

TCE
The TCE rate/day decreased by 38% from USD 43,152 to USD 26,807 in the first three months of 2025 compared to the same period last year. This decrease was a result of a decrease in revenue.
Revenue for the first three months of 2025 decreased by USD 115.0m to USD 329.1m compared to the same period last year (USD 444.1m), corresponding to a 26% decrease. In the first three quarters of 2024, the product tanker market was strongly affected by geopolitical tensions and the Houthi attacks against commercial vessels at the Bab al Mandeb Strait resulting in the rerouting to go around the Cape of Good Hope with a positive ton-mile effect on freight rates. Since the second half of 2024, the effects have been partly offset by crude tankers cannibalizing LR2 trades of clean petroleum products. Even though trade flows have increased again in the first three months of 2025, the levels are still below the levels seen in the same period last year, which is the primary reason for the decrease in revenue.
Port expenses, bunkers, commissions, and other cost of goods sold for the first three months of 2025 were USD 110.4m, a decrease of USD 1.9m compared to USD 112.3m in the same period last year. The change can be attributed to decreased port and bunker expenses and increased unrealized gains on derivative financial instruments regarding freight and bunkers for a total of USD 10.6m, offset by increased activity in the Marine Engineering segment.

Assets
As of 31 March 2025, total assets were USD 3,486.7m (31 December 2024: USD 3,469.6m), an increase of USD 17.1m. The increase is mainly driven by an increase in cash position of USD 71.1m, offset by a reduction in the carrying amount of vessels and capitalized dry docking of USD 57.4m.
The carrying value of the fleet was USD 2,769.3m as of 31 March 2025 (31 December 2024: USD 2,826.7m. The decrease was due to the disposal of three MR vessels (TORM Ragnhild, TORM Resilience, and TORM Thames) of USD 34.1m and regular depreciation of USD 51.9m. The development is offset by capitalized dry docking and vessel modifications of USD 28.6m.
Based on broker valuations, TORM’s fleet on water had a market value of USD 3,112.4m as of 31 March 2025, 12% above carrying value (31 December 2024: USD 3,582.9m, 27% above carrying value).
TORM´s liquidity position as of 31 March 2025 was USD 679.3m including restricted cash of USD 11.2m and undrawn credit facilities of USD 317.0m (31 December 2024: USD 614.8m including restricted cash of USD 19.3m and undrawn credit facilities of USD 323.6m).

Equity
As of 31 March 2025, TORM’s equity was USD 2,142.2m (31 December 2024: USD 2,074.8m), an increase of USD 67.4m. The development was mainly driven by an increase in retained profit from the net profit for the period of USD 62.9m.
Liabilities
As of 31 March 2025, total liabilities were USD 1,344.5m (31 December 2024: USD 1,394.8m). The decrease was primarily driven by reduced borrowings of USD 44.0m, of which the majority relate to ordinary debt repayments, secondly by repayment of debt related to divested vessels.
Cash Flow Statement
Net cash flow from operating activities for the first three months of 2025 was USD 83.1m (2024, same period: USD 186.6m). The decrease was primarily driven by a reduction in the net profit for the period.

Net cash flow from investing activities for the first three months of 2025 was USD 43.4m (2024, same period: USD -160.9m). The improved cash flow from investing activities is largely a result of no vessel acquisitions in the first three months of 2025 compared to the same three-month period last year, offset by increased dry-docking activities.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	4

Net cash flow from financing activities for the first three months of 2025 was USD -47.3m (2024, same period: USD 252.8m). The change in cash flow compared to the same period last year is principally a result of close to no proceeds from borrowing in the first three months of 2025 compared to USD 302.3m in the same period last year.
Distribution
TORM’s Board of Directors has today approved an interim dividend for the first quarter of 2025 of USD 0.40 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 39.1m. The distribution for the quarter is equivalent to 62% of net profit and reflects the Distribution Policy. The payment date is 04 June 2025 to all shareholders on record as of 22 May 2025, and the ex-dividend date is 21 May 2025 for the shares listed on Nasdaq OMX Copenhagen and 22 May 2025 for the shares listed on Nasdaq New York.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	5

The Product Tanker Market

Market Developments in Q1 2025
Clean petroleum product trade volumes in Q1 2025 fell 4% year-on-year. Although this partly reflected high base volumes in Q1 2024, it was especially weakness on trade flows most affected by the Red Sea disruption that contributed negatively to trade volumes, neutralizing the positive ton-mile effect from the Red Sea disruption. Compared to Q4 2024, trade flows nevertheless increased. This was reflected in the product tanker earnings, with benchmark LR2 and MR rates improving quarter-on-quarter, but significantly lower than a year ago.
Product flows on the main trade routes affected by the Red Sea disruption - Middle East/India to Europe - climbed throughout the quarter from record low levels in Q4 2024 but remained 11% below year-on-year levels. Temporary ceasefire between Israel and Hamas resulted in an increasing number of vessels transiting the Red Sea, which lowered sailing distances. However, this trend reversed as the ceasefire fell apart in March and vessels started to avoid the Red Sea again.
Product exports from the US were affected by refinery maintenance and closure of the Lyondell refinery. Nevertheless, increasing utilization at the remaining refineries towards the end of the quarter resulted in strong gains in exports, mostly destined to the Americas.

Crude cannibalization increased throughout the quarter as a number of newbuilt crude tankers entered the market, nevertheless the levels remained significantly below the Q3 2024 peak levels.

Market Outlook
While the weakness in European product imports resulted in lower ton-miles in Q1 2025, a closure of three refineries in Northwest Europe this year and the introduction of the Mediterranean SECA is expected to lead to higher diesel deficit. This should contribute to higher imports and ton-miles.
Geopolitical factors are expected to continue to drive the product tanker market, with the new US administration’s more aggressive approach to geopolitics and trade policies adding extra uncertainty to the market. Although the policies implemented so far are not expected to have a direct effect on the product tanker market, there can be indirect effects through developments in the global economy or in terms of tighter sanctioning of Iranian and Venezuelan crude exports.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	6

Outlook for 2025

Financial Outlook 2025
At TORM, we develop our guidance by closely monitoring and reporting key metrics such as TCE, covered days, and EBITDA sensitivity to freight rate fluctuations.
Freight rates in the product tanker market, which can be highly volatile, are the primary driver of our financial results. We anticipate maintaining relatively stable OPEX on a per-vessel-day basis, with administrative costs expected to remain consistent with 2024 levels.
Our financial outlook is primarily based on the assumptions described on the preceding pages. The most important macroeconomic factors affecting our TCE earnings are expected to be:
•	Geopolitical conflicts including the war between Russia and Ukraine and the conflicts in the Middle East region.
•	Global economic growth or recession, consumption of refined oil products, and inflationary pressure.
•	Location of closing and opening refineries and temporary shutdowns due to maintenance.
•	Oil price development
•	Oil trading activity and developments in ton-mile.
•	Bunker price developments
•	Global fleet growth and newbuilding ordering activity.
•	Potential difficulties of major business partners.
•	One-off market-shaping events such as strikes, conflicts, embargoes, political instability, weather conditions, etc.

We have limited visibility on TCE rates that are not yet fixed with our customers. Hence, these rates may be significantly lower or significantly higher than our current expectations.

Based on the earnings realized in the first quarter of the year as well as the coverage for the remaining part of the year, TORM narrows the full-year 2025 guidance. Thus, TCE earnings are expected to be in the range of USD 700 - 900m (2024: USD 1,135m), and EBITDA is expected to be in the range of USD 400 – 600m (2024: USD 851m) based on the current fleet size.

Disclaimer on Financial Outlook
The purpose of this Financial Outlook for 2025 is to comply with reporting requirements for Companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2025, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 12, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.

The information included in this Financial Outlook for 2025 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require it to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the financial outlook for 2025.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	7

Coverage 2025
Total earning and covered days in TORM as of 05 May 2025

The coverage tables below include both FFA contracts and the physical fleet.
Actual number of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.Total earning days are defined as total calendar days less off-hire days.

	Q2 2025	Q3 2025	Q4 2025	FY 2025
Total earning days
LR2	1,076	1,919	1,064	7,516
LR1	904	915	000	3,507
MR	5,105	5,340	5,371	21,149
Total	7,885	8,182	8,123	32,252
Covered days
LR2	1,201	453	310	3,030
LR1	417	—	—	1,297
MR	2,909	199	179	0,611
Total	4,527	652	497	13,738

	Q2 2025	Q3 2025	Q4 2025	FY 2025
Covered, %
LR2	64%	24%	17%	51%
LR1	46%	— %	— %	36%
MR	57%	4%	3%	41%
Total	57%	8%	6%	43%
Coverage rates, USD/day
LR2	36,831	40,396	39,548	35,535
LR1	29,714	—	—	26,079
MR	24,150	29,803	31,218	24,665
Total	28,026	37,165	36,545	27,829

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	8

Earnings Data

USDm	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Change Q1-24 - Q1-25
LR2 vessels
Available earning days 1)	1,475	1,809	1,764	1,811	1,856	26%
Spot rates 2)	59,792	55,264	40,906	28,915	29,408	-51%
TCE per earning day 3)	54,443	51,907	41,064	34,444	33,806	-38%
Operating days	1,512	1,888	1,932	1,932	1,890	25%
Operating expenses per operating day	7,186	7,986	7,848	7,522	8,078	12%
LR1 vessels
Available earning days 1)	891	909	892	839	879	-1%
Spot rates 2)	47,985	46,019	32,139	23,039	24,025	-50%
TCE per earning day 3)	48,583	42,338	33,749	22,421	24,947	-49%
Operating days	927	910	920	920	900	-3%
Operating expenses per operating day	7,184	7,314	7,484	7,257	7,044	-2%
MR vessels
Available earning days 1)	5,331	5,031	5,132	5,404	5,326	—%
Spot rates 2)	39,972	39,500	31,275	22,585	24,659	-38%
TCE per earning day 3)	39,121	38,465	31,193	23,389	24,675	-37%
Operating days	5,368	5,344	5,401	5,801	5,642	5%
Operating expenses per operating day	7,294	7,712	7,539	7,252	7,963	9%
Tanker segment
Available earning days 1)	7,697	7,749	7,788	8,054	8,061	5%
Spot rates 2)	44,274	43,456	32,966	23,895	25,519	-42%
TCE per earning day 3)	43,152	42,057	33,722	25,775	26,807	-38%
Operating days	7,807	8,142	8,253	8,653	8,432	8%
Operating expenses per operating day	7,260	7,731	7,605	7,313	7,891	9%
1) Total available earning days = Total calendar days less off-hire days
2) Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration.
3) TCE = Time Charter Equivalent Earnings. Please refer to the glossary on pages 26 to 31.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	9

TORM Fleet Development

The table shows recent and expected developments in TORM’s operating fleet. In addition to 67 owned product tankers as of 31 March 2025, TORM had 24 vessels under sale-and-leaseback agreements with options to buy back the vessels (financially reported as owned vessels in accordance with our accounting policies).
At TORM, maintaining a modern and competitive fleet is a core priority. As part of our active fleet management strategy, we regularly divest vessels as they reach a certain age to ensure a stable and attractive average fleet age. This approach not only supports operational efficiency and environmental performance but also aligns with our broader objective of maintaining high standards across our fleet. Divestments are carefully timed and balanced with selective acquisitions of high-quality second-hand vessels, which are rapidly upgraded to match the TORM standard. Through this disciplined process, we safeguard the long-term competitiveness of our fleet and continue to meet the evolving expectations of our customers, charterers, and stakeholders
In early 2025, TORM sold the 2005-built MR vessels TORM Ragnhild, TORM Resilience, and TORM Thames. The vessels were all delivered to their new owners during the first quarter of the year.

TORM Fleet Development
	Q4 2024	Changes	Q1 2025
Owned vessels
LR2	15		15
LR1	3		3
MR	52	-3	49
Total	70	-3	67
Leaseback vessels
LR2	6		6
LR1	7		7
MR	11		11
Total	24	—	24
Total fleet	94	-3	91

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	10

Responsibility Statement

We Confirm to the Best of Our Knowledge
•
The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as adopted in the UK and also in accordance with IAS 34 as issued by the International Accounting Standards Board (”IASB”) and IAS 34 as adopted by the EU, as applied to the financial periods beginning on or after 01 January 2025 and additional Danish disclosure requirements for interim reports of listed companies.

•
The interim report gives a true and fair view of the Group’s financial position as of 31 March 2025 as well as of the Group’s financial performance and cash flow for the period 01 January – 31 March 2025.

•

The interim management report includes a fair review of the development and performance of the Group’s business and of the financial position as a whole and a description of the principal risks and uncertainties for the remaining nine months of 2025.

•	The interim management report includes a fair review of the material related party transactions which have taken place in the period and material changes to those described in the last annual report.
By order of the Board of Directors
Jacob Meldgaard
Executive Director
08 May 2025

Disclaimer
The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.
The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	11

Safe Harbor Statement as to the Future
Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this annual report are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including “trade wars” and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis’ attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; effects of new products and new technology in our industry; new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.
In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	12

Condensed Consolidated Income Statement

USDm	Note	Q1 2025	Q1 2024	FY 2024
Revenue		329.1	444.1	1,559.2
Port expenses, bunkers, commissions, and other cost of goods and services sold		-110.4	-112.3	-418.5
Operating expenses	2	-66.4	-56.6	-245.1
Profit from sale of vessels	3	9.4	17.0	51.3
Administrative expenses	2, 3	-25.9	-26.2	-95.6
Other operating income and expenses		-0.2	-0.2	-0.5
Depreciation and amortization	3	-53.3	-43.1	-192.0
Operating profit (EBIT)		82.3	222.7	658.8
Financial income		3.8	6.4	24.8
Financial expenses		-17.8	-18.3	-74.1
Profit before tax		68.3	210.8	609.5
Tax		-5.4	-1.6	2.0
Net profit for the period		62.9	209.2	611.5
Net profit for the period attributable to:
TORM plc shareholders		62.3	209.7	612.5
Non-controlling interest		0.6	-0.5	-1.0
Net profit for the period Earnings per share		62.9	209.2	611.5
Basic earnings per share (USD)	7	0.64	2.34	6.54
Diluted earnings per share (USD)	7	0.62	2.26	6.36

Segment reporting, notes 1, 6 and 8-11 are on pages 19 to 25.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	13

Condensed Consolidated Statement of Comprehensive Income

USDm	Q1 2025	Q1 2024	FY 2024
Net profit for the period	62.9	209.2	611.5
Other comprehensive income:
Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities having a functional currency different from USD	0.2	-0.2	-0.6
Fair value adjustment on hedging instruments	-0.7	6.5	7.1
Fair value adjustment on hedging instruments transferred to income statement	-3.3	-4.9	-19.7
Tax on other comprehensive income	1.6	-0.5	2.6
Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	—	—	-0.1
Other comprehensive income/(loss) after tax	-2.2	0.9	-10.7
Total comprehensive income for the period	60.7	210.1	600.8
Total comprehensive income for the period attributable to:
TORM plc shareholders	60.1	210.7	601.9
Non-controlling interest	0.6	-0.6	-1.1
Total comprehensive income for the period	60.7	210.1	600.8

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	14

Condensed Consolidated Balance Sheet

USDm	Note	31 March 2025	31 March 2024	31 December 2024
ASSETS
Intangible assets
Goodwill		1.7	1.8	1.7
Other intangible assets		2.5	1.9	2.0
Total intangible assets		4.2	3.7	3.7
Tangible fixed assets
Land and buildings		8.9	4.8	8.1
Vessels and capitalized dry-docking	3	2,769.3	2,463.5	2,826.7
Prepayments on vessels	4	—	60.4	—
Other non-current assets under construction		2.4	4.2	4.6
Other plant and operating equipment		2.6	3.9	3.3
Total tangible fixed assets		2,783.2	2,536.8	2,842.7
Financial assets
Investments in joint ventures		0.1	0.1	0.1
Loan receivables		4.5	4.5	4.5
Deferred tax asset		0.3	0.3	3.1
Other investments		0.2	0.6	0.2
Total financial assets		5.1	5.5	7.9
Total non-current assets		2,792.5	2,546.0	2,854.3
Inventories		72.5	70.4	68.4
Trade receivables		196.3	258.2	183.9
Other receivables		32.7	63.9	59.6
Prepayments		30.4	9.7	12.2
Cash and cash equivalents incl.
restricted cash		362.3	559.6	291.2
Total current assets		694.2	961.8	615.3
TOTAL ASSETS		3,486.7	3,507.8	3,469.6
USDm	Note	31 March 2025	31 March 2024	31 December 2024
EQUITY AND LIABILITIES
Equity
Common shares		1.0	1.0	1.0
Share premium		271.1	439.7	271.0
Treasury shares		-4.2	-4.2	-4.2
Hedging reserves		13.2	26.7	15.5
Translation reserves		-0.7	-0.5	-0.8
Other reserves		320.0	—	320.0
Retained profit		1,541.0	1,600.9	1,471.5
Equity attributable to TORM plc
shareholders		2,141.4	2,063.6	2,074.0
Non-controlling interests		0.8	1.4	0.8
Total equity		2,142.2	2,065.0	2,074.8
Liabilities
Non-current tax liability related to
held-over gains		45.2	45.2	45.2
Deferred tax liability		0.2	4.7	0.3
Borrowings	5	1,020.9	1,122.9	1,061.0
Other non-current liabilities		6.0	4.9	2.9
Total non-current liabilities		1,072.3	1,177.7	1,109.4
Borrowings	5	161.4	182.9	165.3
Trade payables		53.1	41.7	50.0
Current tax liabilities		0.9	1.1	0.7
Other liabilities		50.7	37.4	61.3
Provisions		0.7	0.5	0.6
Prepayments from customers		5.4	1.5	7.5
Total current liabilities		272.2	265.1	285.4
Total liabilities		1,344.5	1,442.8	1,394.8
TOTAL EQUITY AND LIABILITIES		3,486.7	3,507.8	3,469.6

Segment reporting, notes 1, 6 and 8-11 are on pages 19 to 25.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	15

Condensed Consolidated Statement of Changes in Equity
01 January-31 March

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total
Equity as of 01 January 2025	1.0	271.0	-4.2	15.5	-0.8	320.0	1,471.5	2,074.0	0.8	2,074.8
Comprehensive income/loss for the period:
Net profit for the period	—	—	—	—	—	—	62.3	62.3	0.6	62.9
Other comprehensive income for the period	—	—	—	-3.9	0.1	—	—	-3.8	0.1	-3.7
Tax on other comprehensive income	—	—	—	1.6	—	—	—	1.6	—	1.6
Total comprehensive income/(loss) for the period	—	—	—	-2.3	0.1	—	62.3	60.1	0.7	60.8
Capital increase	—	0.2	—	—	—	—	—	0.2	—	0.2
Transaction costs of capital increase	—	-0.1	—	—	—	—	—	-0.1	—	-0.1
Share-based compensation	—	—	—	—	—	—	7.9	7.9	—	7.9
Total changes in equity for the period	—	0.1	—	-2.3	0.1	—	70.2	68.1	0.7	68.8
Transactions with non-controlling interests	—	—	—	—	—	—	-0.7	-0.7	-0.7	-1.4
Equity as of 31 March 2025	1.0	271.1	-4.2	13.2	-0.7	320.0	1,541.0	2,141.4	0.8	2,142.2

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	16

Condensed Consolidated Statement of Changes in Equity

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total
Equity as of 01 January 2024	0.9	260.0	-4.2	25.6	-0.4	1,382.2	1,664.1	2.0	1,666.1
Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	—	—	—	—	—	209.7	209.7	-0.5	209.2
Other comprehensive income for the period	—	—	—	1.6	-0.1	—	1.5	-0.1	1.4
Tax on other comprehensive income	—	—	—	-0.5	—	—	-0.5	—	-0.5
Total comprehensive income/(loss) for the period	—	—	—	1.1	-0.1	209.7	210.7	-0.6	210.1
Capital increase ¹⁾	0.1	180.0	—	—	—	—	180.1	—	180.1
Transaction costs of capital increase	—	-0.3	—	—	—	—	-0.3	—	-0.3
Share-based compensation	—	—	—	—	—	9.0	9.0	—	9.0
Total changes in equity for the period	0.1	179.7	—	1.1	-0.1	218.7	399.5	-0.6	398.9
Equity as of 31 March 2024	1.0	439.7	-4.2	26.7	-0.5	1,600.9	2,063.6	1.4	2,065.0

¹⁾ During the period, the share capital was increased by USD 180.1m in total including an USD 175.2m non-cash share issue in relation to purchase of nine vessels.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	17

Condensed Consolidated Cash Flow Statement

USDm	Q1 2025	Q1 2024	FY 2024
Cash flow from operating activities
Net profit for the period	62.9	209.2	611.5
Adjustments:
Profit from sale of vessels	-9.4	-17.0	-51.3
Depreciation and amortization	53.3	43.1	192.0
Financial income	-3.8	-6.4	-24.8
Financial expenses	17.8	18.3	74.1
Tax	5.4	1.6	-2.0
Other non-cash movements	9.9	10.2	22.9
Interest received and realized exchange gains	3.9	6.4	24.8
Interest paid and realized exchange losses	-22.2	-16.8	-66.9
Income taxes paid	-1.1	-0.5	-1.3
Change in inventories, receivables and payables, etc.	-33.6	-61.5	47.8
Net cash flow from operating activities	83.1	186.6	826.8
USDm	Q1 2025	Q1 2024	FY 2024
Cash flow from investing activities
Investment in tangible fixed assets¹⁾	-27.8	-241.5	-582.4
Investment in intangible fixed assets	-0.2	-0.2	-1.1
Sale of tangible fixed assets	63.3	66.3	130.6
Change in restricted cash	8.1	14.5	10.8
Net cash flow from investing activities	43.4	-160.9	-442.1
Cash flow from financing activities
Proceeds, borrowings	2.2	302.3	419.4
Repayment, borrowings	-48.2	-54.0	-256.3
Dividend paid	—	—	-553.3
Capital increase¹⁾	0.2	4.8	12.5
Transaction costs share issue	-0.1	-0.3	-0.6
Transactions with non-controlling interests	-1.4	—	—
Net cash flow from financing activities	-47.3	252.8	-378.3

Net cash flow from operating, investing and financing activities	79.2	278.5	6.4

Cash and cash equivalents beginning balance	271.9	265.5	265.5
Cash and cash equivalents ending balance	351.1	544.0	271.9
Restricted cash equivalents ending balance	11.2	15.6	19.3
Cash and cash equivalents including restricted cash ending balance	362.3	559.6	291.2

1⁾ During the first three months of 2024, share capital was increased by USD 180.1m (31 December 2024: USD 331.7m) in total including an USD 175.2m (31 December 2024: USD 319.2m) non-cash share issue in relation to purchase of nine (31 December 2024: 19) vessels. No such transactions in the first three months of 2025.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	18

Segment Reporting – Condensed Consolidated Income Statement

USDm	Q1 2025					Q1 2024				FY 2024
	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
Revenue	313.3	19.6	-3.8	329.1	440.3	5.7	-1.9	444.1	1,544.0	29.6	-14.4	1,559.2
Port expenses, bunkers and
commissions	-99.3	—	—	-99.3	-109.6	—	—	-109.6	-409.2	—	—	-409.2
Other cost of goods and services sold	—	-13.5	2.4	-11.1	—	-3.8	1.1	-2.7	—	-18.5	9.2	-9.3
Operating expenses	-66.5	—	0.1	-66.4	-56.7	—	0.1	-56.6	-245.6	—	0.5	-245.1
Profit from sale of vessels	9.0	—	0.4	9.4	17.0	—	—	17.0	51.3	—	—	51.3
Administrative expenses	-24.1	-1.8	—	-25.9	-24.2	-2.0	—	-26.2	-87.9	-7.7	—	-95.6
Other operating income and expenses	-0.2	—	—	-0.2	-0.3	0.1	—	-0.2	-0.6	0.1	—	-0.5
Depreciation and amortization	-53.1	-0.2	—	-53.3	-43.0	-0.1	—	-43.1	-191.2	-0.8	—	-192.0
Operating profit (EBIT)	79.1	4.1	-0.9	82.3	223.5	-0.1	-0.7	222.7	660.8	2.7	-4.7	658.8
Financial income	3.8	—	—	3.8	6.3	0.1	—	6.4	24.7	0.1	—	24.8
Financial expenses	-17.7	-0.1	—	-17.8	-18.2	-0.1	—	-18.3	-73.9	-0.2	—	-74.1
Profit before tax	65.2	4.0	-0.9	68.3	211.6	-0.1	-0.7	210.8	611.6	2.6	-4.7	609.5
Tax	-4.8	-0.6	—	-5.4	-1.1	-0.5	—	-1.6	2.5	-0.5	—	2.0
Net profit for the period	60.4	3.4	-0.9	62.9	210.5	-0.6	-0.7	209.2	614.1	2.1	-4.7	611.5

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	19

Segment Reporting – Condensed Consolidated Balance Sheet

USDm
	31 March 2025				31 March 2024				31 December 2024
	Tanker segment	Marine Engineering segment	Inter- Segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- Segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- Segment elimination	Total
ASSETS
Intangible assets
Goodwill	—	1.7	—	1.7	—	1.8	—	1.8	—	1.7	—	1.7
Other intangible assets	1.6	0.9	—	2.5	1.0	0.9	—	1.9	1.1	0.9	—	2.0
Total intangible assets	1.6	2.6	—	4.2	1.0	2.7	—	3.7	1.1	2.6	—	3.7
Tangible fixed assets
Land and buildings	8.6	0.3	—	8.9	4.4	0.4	—	4.8	8.1	—	—	8.1
Vessels and capitalized dry-docking	2,786.3	—	-17.0	2,769.3	2,478.9	—	-15.4	2,463.5	2,843.9	—	-17.2	2,826.7
Prepayments on vessels	—	—	—	—	60.4	—	—	60.4	—	—	—	—
Other non-current assets under
construction	—	2.5	-0.1	2.4	—	4.5	-0.3	4.2	—	4.8	-0.2	4.6
Other plant and operating equipment	1.4	1.2	—	2.6	3.0	0.9	—	3.9	2.1	1.2	—	3.3
Total tangible fixed assets	2,796.3	4.0	-17.1	2,783.2	2,546.7	5.8	-15.7	2,536.8	2,854.1	6.0	-17.4	2,842.7
Financial assets
Investments in joint ventures	0.1	—	—	0.1	0.1	—	—	0.1	0.1	—	—	0.1
Loan receivables	4.5	—	—	4.5	4.5	—	—	4.5	4.5	—	—	4.5
Deferred tax asset	0.3	—	—	0.3	0.3	—	—	0.3	3.1	—	—	3.1
Other investments	0.2	—	—	0.2	0.6	—	—	0.6	0.2	—	—	0.2
Total financial assets	5.1	—	—	5.1	5.5	—	—	5.5	7.9	—	—	7.9
Total non-current assets	2,803.0	6.6	-17.1	2,792.5	2,553.2	8.5	-15.7	2,546.0	2,863.1	8.6	-17.4	2,854.3
Inventories	68.6	3.9	—	72.5	65.6	4.8	—	70.4	62.6	5.8	—	68.4
Trade receivables	186.3	10.0	—	196.3	253.6	4.6	—	258.2	179.1	4.8	—	183.9
Other receivables	28.9	3.8	—	32.7	58.9	5.0	—	63.9	54.7	4.9	—	59.6
Prepayments	29.8	0.6	—	30.4	9.2	0.5	—	9.7	11.6	0.6	—	12.2
Cash and cash equivalents incl.
restricted cash	356.3	6.0	—	362.3	552.3	7.3	—	559.6	284.9	6.3	—	291.2
Total current assets	669.9	24.3	—	694.2	939.6	22.2	—	961.8	592.9	22.4	—	615.3
TOTAL ASSETS	3,472.9	30.9	-17.1	3,486.7	3,492.8	30.7	-15.7	3,507.8	3,456.0	31.0	-17.4	3,469.6

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	20

Segment Reporting – Condensed Consolidated Balance Sheet

USDm	31 March 2025					31 March 2024				31 December 2024
	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
EQUITY AND LIABILITIES
Total equity	2,139.1	13.8	-10.7	2,142.2	2,061.6	9.3	-5.9	2,065.0	2,072.9	11.7	-9.8	2,074.8
Liabilities
Non-current tax liability related to
held-over gains	45.2	—	—	45.2	45.2	—	—	45.2	45.2	—	—	45.2
Deferred tax liability	—	0.2	—	0.2	4.5	0.2	—	4.7	—	0.3	—	0.3
Borrowings	1,019.8	1.1	—	1,020.9	1,121.0	1.9	—	1,122.9	1,060.8	0.2	—	1,061.0
Other non-current liabilities	5.5	0.5	—	6.0	4.3	0.6	—	4.9	2.3	0.6	—	2.9
Total non-current liabilities	1,070.5	1.8	—	1,072.3	1,175.0	2.7	—	1,177.7	1,108.3	1.1	—	1,109.4
Borrowings	157.8	3.6	—	161.4	179.1	3.8	—	182.9	163.5	1.8	—	165.3
Trade payables	49.3	3.8	—	53.1	38.9	2.8	—	41.7	46.2	3.8	—	50.0
Current tax liabilities	0.7	0.2	—	0.9	0.8	0.3	—	1.1	0.4	0.3	—	0.7
Other liabilities	50.1	0.6	—	50.7	37.4	—	—	37.4	60.7	0.6	—	61.3
Provisions	—	0.7	—	0.7	—	0.5	—	0.5	—	0.6	—	0.6
Prepayments from customers	5.4	6.4	-6.4	5.4	—	11.3	-9.8	1.5	4.0	11.1	-7.6	7.5
Total current liabilities	263.3	15.3	-6.4	272.2	256.2	18.7	-9.8	265.1	274.8	18.2	-7.6	285.4
Total liabilities	1,333.8	17.1	-6.4	1,344.5	1,431.2	21.4	-9.8	1,442.8	1,383.1	19.3	-7.6	1,394.8
TOTAL EQUITY AND LIABILITIES	3,472.9	30.9	-17.1	3,486.7	3,492.8	30.7	-15.7	3,507.8	3,456.0	31.0	-17.4	3,469.6

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	21

NOTE 1 - ACCOUNTING POLICIES AND GOING CONCERN
General Information
The information for the year ended 31 December 2024 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditor's Report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.
The interim report for the period 01 January-31 March 2025 is unaudited.
Significant Accounting Policies
The interim report for the period 01 January-31 March 2025 is presented in accordance with IAS 34 "Interim Financial Reporting" (“IAS 34”) as adopted in the UK. The interim financial statements are also prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (“IASB”) and IAS 34 as adopted by the EU, as applied to financial periods beginning on or after 01 January 2025 and the additional Danish disclosure requirements for interim reports of listed companies.
TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK and the EU in the consolidated financial statements for 2025:
•	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (January 2025)
For the new standards and amendments, it is assessed that application of these effective on 01 January 2025 has not had any material impact on the consolidated financial statements in 2025. The interim report has been prepared using the same accounting policies and methods of computation as in the Annual Report 2024.
For critical estimates and judgements, please refer to the Annual Report 2024, pages 207-208.
NOTE 1 - continued
Going Concern
As of 31 March 2025, TORM’s available liquidity including undrawn facilities was USD 679.3m, including a total cash position of USD 362.3m (including cash held for dividend payment and restricted cash of USD 11.2m). TORM’s net interest-bearing debt was USD 831.7m, and the net debt loan-to-value ratio was 27.0% (Tanker segment only and before dividend payment related to Q4 2024). Further information on TORM’s objectives and policies for managing our capital, our financial risk management objectives, and our exposure to credit and liquidity risk can be found in Note 25 to the financial statements in the 2024 Annual Report.
TORM monitors our funding position throughout the year to ensure that we have access to sufficient funds to meet the forecasted cash requirements and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in Note 2 to the financial statements in the 2024 Annual Report.
A key element for TORM’s financial performance in the going concern period relates to the increased geopolitical risks and trade disputes. TORM’s base case assumes that these dynamics will persist. TORM monitors the general development in the geopolitical situation and potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits. The principal risks and uncertainties facing TORM are set out on pages 17 to 21 in the 2024 Annual Report. In addition to the base case, TORM has developed a reverse stress case. The reverse stress case covers the lowest TCE rate that only just meet the minimum liquidity covenant and the lowest vessel values that do not breach any of the facilities’ minimum security values in the period. In the reverse stress case, with TCE rates are slightly below the lowest rolling four-quarter average since 2000 on a per vessel class basis and a related decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the going concern period.
The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for the period until 30 June 2026.Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue in operation and comply with our financial covenants for the period until 30 June 2026. Accordingly, TORM continues to adopt the going concern basis in preparing our financial statements.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	22

NOTE 2 - STAFF COSTS
Staff costs included in operating expenses relate to the 106 seafarers employed under Danish contracts (31 March 2024: 106, 31 December 2024: 109).
The average number of employees is calculated as a full-time equivalent (FTE).

USDm	Q1 2025	Q1 2024	FY 2024
Included in operating expenses	2.4	2.2	9.6
ncluded in administrative expenses	20.8	21.6	77.3
Total staff costs	23.2	23.8	86.9

As at 31 March 2025 TORM has a pool of 3,798 (31 March 2024:3,249, 31 December 2024:3,677) seafarers.
The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts for the first three months of 2024 were on average 1,814 (31 March 2024: 1,630, 31 December 2024:1,721).
Total seafarers costs for the first three months of 2025 were USD 37.7m (31 March 2024:USD 33.3m, 31 December 2024:USD 141.4m) which are included in "Operating expenses" of which USD 35.3m (31 March 2024:USD 31.1m, 31 December 2024:USD 131.8m) pertains to cost for seafarers on board vessels on short-term contracts and USD 2.4m (31 March 2024:USD 2.2m, 31 December 2024:USD 9.6m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.
Total compensation to the Board of Directors and the Senior Management Team, including the CEO, expensed during the period amounts to USD 4.7m (31 March 2024: USD 4.6m, 31 December 2024: USD 18.4m).
As announced on 06 March 2025, the Board of Directors agreed to grant a total of 1,326,087 (2024: 1,214,986) RSUs to certain employees. The vesting period of the program is three years. The exercise price is set at DKK 162.4 (2024: DKK 258.4). The exercise price is adjusted in the future by dividend payments. The exercise period is 360 days from each vesting date. The fair value of the RSUs granted was determined using the Black-Scholes model and amounts to USD
3.3m (31 March 2024: 8.1m). The average remaining contractual life for the restricted shares as of 31 March 2025 is 1.8 years (31 March 2024: 1.8 years, 31 December 2024: 1.5 years).
In addition to the RSUs granted to certain employees, the CEO was granted 255,200 restricted stock options on similar terms as outlined above. The fair value of the CEO's options was determined using the Black-Scholes model and amounts to USD 0.7m.

NOTE 3 - VESSEL AND CAPITALIZED DRY-DOCKING

USDm	31 March 2025	31 March 2024	31 December 2024

Cost
Balance as of beginning of period	3,500.9	2,622.1	2,622.1
Additions	28.6	354.6	792.7
Disposals	-14.0	-1.8	-20.7
Transferred from prepayments	—	80.6	197.5
Transferred to assets held-for-sale	-70.8	—	-90.7
Balance	3,444.7	3,055.5	3,500.9

Depreciation
Balance as of beginning of period	660.6	536.3	536.3
Disposals	-14.0	-1.8	-20.7
Depreciation for the period	51.9	41.9	186.7
Transferred to assets held-for-sale	-35.3	—	-41.7
Balance	663.2	576.4	660.6

Impairment
Balance as of beginning of period	13.6	15.6	15.6
Transferred to assets held-for-sale	-1.4	—	-2.0
Balance	12.2	15.6	13.6

Carrying amount	2,769.3	2,463.5	2,826.7

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry- docking costs in the amount of USD 115.7m (31 March 2024: USD 72.5m, 31 December 2024: USD 108.2m).

The depreciation for the three months ended 31 March 2025 related to "Other plant and operating equipment" of USD 0.2m (31 March 2024: USD 0.3m, 31 December 2024: USD 1.8m) and “Land and buildings” of USD 0.7m (31 March 2024: USD 0.6m, 31 December 2024: USD 2.5m) is related to “Administrative expenses”.
Non-current Assets Sold During the Period
During the first three months of 2025, TORM sold and delivered three vessels for a total consideration of USD 44.9m. The vessels had a carrying value of USD 34.1m. After deducting related bunker costs, the sales resulted in a profit of USD 9.4m, which is recognized in the income statement for 2025. In addition, TORM collected the sales price of USD 18.9m and paid transaction related costs of USD 0.5m for one sold vessel delivered at the end of 2024.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	23

NOTE 3 – continued

During the first three months of 2024, TORM delivered three vessels sold in 2023 for a total consideration of USD 66.3m. The vessels had a carrying value of USD 47.5m. After deducting related bunker costs, the sales resulted in a profit of USD 17.0m, which is recognized in the income statement for 2024.

Impairment Assessment
For determination of the vessel values, TORM has carried out an impairment indicator assessment and has found no indication of impairment, and therefore, TORM does not find any need to reassess the recoverable amount as of 31 March 2025.

NOTE 4 - PREPAYMENTS ON VESSELS

USDm	31 March 2025	31 March 2024	31 December 2024
Balance as of beginning of period	—	86.0	86.0
Additions	—	55.0	111.5
Transferred to vessels	—	-80.6	-197.5
Carrying amount	—	60.4	—

NOTE 5 - BORROWINGS

USDm	31 March 2025	31 March 2024	31 December 2024
Falling due within one year	161.9	183.1	165.8
Falling due between one and two years	159.1	153.8	164.1
Falling due between two and three years	126.5	153.3	128.6
Falling due between three and four years	314.5	120.5	117.9
Falling due between four and five years	275.1	334.4	488.3
Falling due after five years	151.9	371.2	170.0
Total	1,189.0	1,316.3	1,234.7
Borrowing costs	-16.2	-16.2	-17.0
Right-of-use lease liabilities	9.5	5.7	8.6
Total borrowings	1,182.3	1,305.8	1,226.3
As of 31 March 2025, TORM was in compliance with financial covenants. TORM expects to remain in compliance with financial covenants in the remaining period of 2025.

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS

USDm	31 March 2025	31 March 2024	31 December 2024
Fair value of derivative financial instruments
regarding freight and bunkers
Forward freight agreements - fair value
through profit and loss	5.6	0.1	7.8
Bunker swaps - fair value through profit and loss	0.4	—	0.3
Bunker swaps - hedge accounting	0.2	0.1	0.1
Fair value of derivative financial instruments
regarding interest and currency exchange rate
Forward exchange contracts - hedge
accounting	0.1	-0.5	-2.3
Interest rate swaps - hedge accounting	18.1	37.5	24.7
Fair value of derivatives	24.4	37.2	30.6

Derivative financial instruments are recognized in the following balance sheet items:

USDm	31 March 2025	31 March 2024	31 December 2024
Other receivables	24.8	37.7	32.9
Other liabilities	-0.4	-0.5	-2.3
Total	24.4	37.2	30.6

The fair value hierarchy for the above derivative financial instruments is Level 2.

There are no changes in the methods and assumptions used in determining the fair value of the financial instruments. Please refer to the Annual Report 2024, page 243-244.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	24

NOTE 7 - EARNINGS PER SHARE AND DIVIDEND PER SHARE

	Q1	Q1	FY
	2025	2024	2024
Earnings per share
Net profit for the year attributable to TORM plc shareholders (USDm)	62.3	209.7	612.5
Million shares
Weighted average number of shares	97.9	90.3	94.1
Weighted average number of treasury shares	-0.5	-0.5	-0.5
Weighted average number of shares outstanding	97.4	89.8	93.6
Dilutive effect of outstanding share options	3.3	2.8	2.7
Weighted average number of shares outstanding incl. dilutive effect of share options	100.7	92.6	96.3

Basic earnings per share (USD)	0.64	2.34	6.54
Diluted earnings per share (USD)	0.62	2.26	6.36

	Q1 2025	Q1 2024	FY 2024
Dividend per share
Declared dividend per share (USD)	0.40	1.50	5.10
Declared dividend during the period (USDm)	39.1	140.9	485.3
Dividend paid per share (USD)	—	—	5.86
Dividend paid during the period (USDm)	—	—	553.3
Number of shares
Number of shares, end of period (million)	98.3	92.7	97.8
Number of treasury shares, end of period (million)	-0.5	-0.5	-0.5
Number of shares outstanding, end of period (million)	97.8	92.2	97.3

NOTE 8 - CONTINGENT LIABILITIES
TORM is involved in certain legal proceedings and disputes. It is the Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on TORM’s financial position, results of operations, and cash flows.

NOTE 9 - RELATED PARTY TRANSACTIONS
During the first three months ended 31 March 2025, there have been no other related party transactions than ordinary remuneration to the Board of Directors, the CEO and the Senior Management Team. Please refer to Note 2.

NOTE 10 - CONTRACTUAL OBLIGATIONS AND RIGHTS
As of 31 March 2025, TORM had contractual obligations regarding second-hand vessels, scrubber installations and other minor commitments.

USDm	31 March 2025	31 March 2024	31 December 2024
Committed scrubber installations and other
minor investments
Within one year	13.8	16.2	11.9
Between one and two years	2.1	2.5	1.1
Between two and three years	3.9	3.0	7.9
Between three and four years	3.9	8.0	2.1
Between four and five years	—	2.1	—
Total	23.7	31.8	23.0
As of 31 March 2025, TORM has contractual rights to receive future payments as lessor of vessels on time charter.

USDm	31 March 2025	31 March 2024	31 December 2024
Charter hire income for vessels - as lessor	51.6	36.9	67.8

Received within one year	26.2	16.3	26.2
Received between one and two years Received between two and three years	5.4	—	11.9
Total	83.2	53.2	105.9
The charter hire income for these vessels under time charter is recognized under "Revenue".

NOTE 11 - SUBSEQUENT EVENTS
After the end of Q1 2025, TORM sold a 2008-built LR2 vessel with expected delivery to new owners during the remaining part of Q2 2025.

TORM’s Board of Directors has declared an interim dividend for the first quarter of 2025 of USD 0.40 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 39.1m. The distribution for the quarter is equivalent to 62% of net profit and reflects the Distribution Policy. The payment date is 04 June 2025 to all shareholders on record as of 22 May 2025, and the ex-dividend date is 21 May 2025 for the shares listed on Nasdaq OMX Copenhagen and 22 May 2025 for the shares listed on Nasdaq New York. The dividends have not been recognized as liabilities as at 31 March 2025 and there are no tax consequences.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	25

Glossary
Key Financial Figures
TCE per day	=	TCE excluding unrealized gains/losses on derivatives Available earning days
Gross profit %	=	Gross profit Revenue
EBITDA %	=	EBITDA Revenue
Operating profit %	=	Operating profit (EBIT) Revenue
Return on Equity (RoE) %	=	Net profit for the year Average equity
Return on Invested Capital (RoIC) %	=	Operating profit less tax Average invested capital
Equity ratio	=	Equity Total assets
Earnings per share, EPS	=	Net profit for the year Average number of shares
Diluted earnings per share, EPS (USD)	=	Net profit/(loss) for the year Average number of shares less average number of treasury shares

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	26

Glossary
Alternative Performance Measures Group

Throughout the interim report, several alternative performance measures (APMs) are used.
The APMs used are the same as in the Annual Report 2024 and therefore we refer to the principles for these on pages 278-282 in the TORM plc Annual Report 2024. The following APMs relate to the Group.
Net profit excluding non-recurring items: Net profit excluding non-recurring items is net profit less non-recurring items, e.g. impairment and reversals of impairment on vessels, profit from sale of vessels and claims provisions. TORM reports net profit excluding non-recurring items because we believe it provides additional meaningful information to investors regarding the operational performance excluding non-recurring fluctuations.

USDm	Q1 2025	Q1 2024	FY 2024
Reconciliation to net profit
Net profit for the period	62.9	209.2	611.5
Profit from sale of vessels	-9.4	-17.0	-51.3
Expense of capitalized bank fees at refinancing	—	0.5	0.5
Net profit excluding non-recurring items	53.5	192.7	560.7

Gross profit: TORM defines gross profit, a performance measure, as revenues less port expenses, bunkers and commissions and other cost of goods and services sold, charter hire and operating expenses. TORM reports gross profit because we believe it provides additional meaningful information to investors, as gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q1 2025	Q1 2024	FY 2024
Computation of gross profit
Revenue	329.1	444.1	1,559.2
Port expenses, bunkers, commissions and other cost of goods
and services sold	-110.4	-112.3	-418.5
Operating expenses	-66.4	-56.6	-245.1
Gross profit	152.3	275.2	895.6

Return on Invested Capital (ROIC): TORM defines ROIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined on page 29.
ROIC expresses the returns generated on capital invested in TORM. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. ROIC is calculated as follows:

USDm	Q1 2025	Q1 2024	FY 2024
Reconciliation to operating profit (EBIT)
Operating profit (EBIT)	82.3	222.7	658.8
Tax	-5.4	-1.6	2.0
EBIT less Tax	76.9	221.1	660.8
EBIT less Tax - Full year equivalent	307.6	884.4	660.8
Invested capital, opening balance	3,005.4	2,425.1	2,425.5
Invested capital, ending balance	2,957.7	2,806.7	3,005.4
Average invested capital	2,981.6	2,615.9	2,715.5
Return on Invested Capital (ROIC)	10.3%	33.8%	24.3%

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	27

Glossary
Alternative Performance Measures Group

Adjusted Return on Invested Capital (Adjusted ROIC): TORM defines adjusted ROIC as earnings before interest and tax (EBIT) less tax and non-recurrent items, divided by the average invested capital less average impairment for the period. Invested capital is defined on page 29.
The Adjusted ROIC expresses the returns generated on capital invested in TORM adjusted for impacts related to non-recurrent items. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted ROIC is calculated as follows:

USDm	Q1 2025	Q1 2024	FY 2024
Reconciliation to operating profit (EBIT)
Operating profit (EBIT)	82.3	222.7	658.8
Tax	-5.4	-1.6	2.0
EBIT less Tax	76.9	221.1	660.8
EBIT less Tax - Full year equivalent	307.6	884.4	660.8
Profit from sale of vessels	-9.4	-17.0	-51.3
EBIT less tax adjusted	298.2	867.4	609.5
Average invested capital ¹⁾	2,981.6	2,615.9	2,715.5
Average impairment ²⁾	24.3	27.0	26.0

Average invested capital adjusted for impairment	3,005.9	2,642.9	2,741.5
Adjusted ROIC	9.9%	32.8%	22.2%

¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.
²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which TORM deems to be equivalent to "interest for purposes of presenting EBITDA. Financial expenses consist of interest on borrowings, losses on foreign exchange transactions and bank charges. Financial income consist of interest income and gains on foreign exchange transactions.
EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, which may significantly affect profit/ (loss) between periods. Including EBITDA as a measure benefits investor in selection between investment alternatives.
EBITDA excludes some, but not all, items that affect profit/ (loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented.
Due to the temporary fluctuations of the fair value of freight and bunker derivatives, Management believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in EBITDA developments. The adjusted EBITDA is calculated as follows:

USDm	Q1 2025	Q1 2024	FY 2024
Reconciliation to net profit
Net profit for the period	62.9	209.2	611.5
Tax	5.4	1.6	-2.0
Financial expenses	17.8	18.3	74.1
Financial income	-3.8	-6.4	-24.8
Depreciation and amortization	53.3	43.1	192.0
EBITDA	135.6	265.8	850.8
Reconciliation to EBITDA
EBITDA	135.6	265.8	850.8
Fair value adjustments on freight and bunker derivatives	2.1	1.4	-6.6
Adjusted EBITDA	137.7	267.2	844.2

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	28

Glossary
Alternative Performance Measures Group

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, deferred tax assets, other investments, bunkers, accounts receivables, assets held for sale (when applicable), non-current tax liability related to held over gains, deferred tax liabilities, trade payables, current tax liabilities, dividend payable, provisions and deferred income. Invested capital measures the net investment used to achieve our operating profit. TORM believes that invested capital is a relevant measure which Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

USDm	31 March 2025	31 March 2024	31 December 2024
Tangible and intangible fixed assets	2,787.4	2,540.5	2,846.4
Investments in joint ventures	0.1	0.1	0.1
Deferred tax asset	0.3	0.3	3.1
Other investments	0.2	0.6	0.2
Inventories	72.5	70.4	68.4
Accounts receivables ¹⁾	259.4	331.8	255.7
Non-current tax liability related to held over
gains	-45.2	-45.2	-45.2
Deferred tax liability	-0.2	-4.7	-0.3
Trade payables ²⁾	-109.8	-84.0	-114.2
Current tax liabilities	-0.9	-1.1	-0.7
Provisions	-0.7	-0.5	-0.6
Prepayments from customers	-5.4	-1.5	-7.5
Invested capital	2,957.7	2,806.7	3,005.4

¹⁾ Accounts receivables includes Trade receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

USDm	31 March 2025	31 March 2024	31 December 2024
Borrowings¹⁾	1,198.5	1,322.0	1,243.3
Loan receivables	-4.5	-4.5	-4.5
Cash and cash equivalents, including
restricted cash	-362.3	-559.6	-291.2
Net interest-bearing debt	831.7	757.9	947.6

¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 5 for information on capitalized loan costs.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	29

Glossary
Alternative Performance Measures Group

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities. TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Further, it expresses TORM’s ability to act and invest when new possibilities occur.

USDm	31 March 2025	31 March 2024	31 December 2024
Cash and cash equivalents, including restricted cash	362.3	559.6	291.2
Undrawn credit facilities and committed facilities	317.0	159.4	323.6
Liquidity	679.3	719.0	614.8
Restricted cash 31 March 2025 amounts to USD 11.2m (31 March 2024: USD 15.6m, 31 December 2024: USD 19.3m)

Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds the APM important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.

USDm	Q1 2025	Q1 2024	FY 2024
Net cash flow from operating activities	83.1	186.6	826.8
Net cash flow from investing activities	43.4	-160.9	-442.1
Free cash flow	126.5	25.7	384.7

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies.
NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/ share is calculated as follows:

USDm	31 March 2025	31 March 2024	31 December 2024
Total vessel values (broker values)	3,112.4	3,501.5	3,582.9
Vessel values of purchased secondhand
vessels not delivered (broker values)	—	110.6	—
Committed investment capital expenditure	23.7	31.8	23.0
Committed liability capital expenditure	-23.7	-31.8	-23.0
Goodwill	1.7	1.8	1.7
Other intangible assets	2.5	1.9	2.0
Land and buildings	8.9	4.8	8.1
Other plant and operating equipment	2.6	3.9	3.3
Investments in joint ventures	0.1	0.1	0.1
Loan receivables	4.5	4.5	4.5
Deferred tax asset	0.3	0.3	3.1
Other investments	0.2	0.6	0.2
Inventories	72.5	70.4	68.4
Accounts receivables ¹⁾	259.4	331.8	255.7
Cash and cash equivalents incl. restricted cash	362.3	559.6	291.2
Deferred tax liability	-0.2	-4.7	-0.3
Borrowings ²⁾	-1,198.5	-1,322.0	-1,243.3
Trade payables ³⁾	-109.8	-84.0	-114.2
Current tax liabilities	-0.9	-1.1	-0.7
Provisions	-0.7	-0.5	-0.6
Prepayments from customers	-5.4	-1.5	-7.5
Total Net Asset Value (NAV)	2,511.9	3,178.0	2.854.6
Non-controlling interest	-0.8	-1.4	-0.8
Total Net Asset Value (NAV) excl. non-
controlling interest	2,511.1	3,176.6	2,853.8
Total number of shares, end of period
excluding treasury shares (million)	97.8	92.2	97.3
Total Net Asset Value per share (NAV/share)	25.7	34.5	29.3

¹⁾ Accounts receivables includes Trade receivables, Other receivables and Prepayments.
²⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 5 for information on capitalized loan costs.
³⁾ Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	30

Glossary
Alternative Performance Measures Group

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2024 and therefore we refer to the principles for these on pages 198-202 in the TORM plc Annual Report 2024. After the acquisition of Marine Exhaust Technology A/S on 01 September 2022, the following APMs relate to the primary segment, the Tanker segment.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue less port expenses, bunkers and commissions incl. freight and bunker derivatives. TORM reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
Due to the temporary fluctuations of the fair value of freight and bunker derivatives, TORM believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in TCE earning developments. Further, to be able to reconcile the TCE earnings to the TCE/day measure, adjusted TCE earnings are presented net of the fair value adjustments on freight and bunker derivatives. The TCE/day measure is calculated as the adjusted TCE earnings divided by available earning days. TCE earnings and adjusted TCE earnings are presented below:

USDm	Q1 2025	Q1 2024	FY 2024
Reconciliation to revenue
Revenue	313.3	440.3	1,544.0
Port expenses, bunkers and commissions	-99.3	-109.6	-409.2
TCE earnings	214.0	330.7	1,134.8
Reconciliation to TCE earnings
TCE earnings	214.0	330.7	1,134.8
Fair value adjustments on freight and bunker derivatives	2.1	1.4	-6.6
Adjusted TCE earnings	216.1	332.1	1,128.2
Available earning days	8,061	7,697	31,287
TCE per earning day (USD)	26,807	43,152	36,061

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings of the vessels.
LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation and the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

USDm	31 March 2025	31 March 2024	31 December 2024
Vessel values (broker values)	3,112.4	3,501.5	3,582.9
Vessel values of purchased secondhand vessel not delivered (broker values)	—	110.6	—
Other committed investment CAPEX	23.7	31.8	23.0
Total vessel values	3,136.1	3,643.9	3,605.9
Borrowings ¹⁾	1,193.8	1,316.3	1,241.3
- Debt regarding Land and buildings & Other
plant and operating equipment	-9.0	-4.8	-8.4
Committed liability capital expenditure	23.7	31.8	23.0
Loan receivable	-4.5	-4.5	-4.5
Cash and cash equivalents, including
restricted cash	-356.3	-552.3	-284.9
Total (loan)	847.7	786.5	966.5

Net Loan-to-value (LTV) ratio		21.6%	26.8%
¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 5 for information on capitalized loan costs.

TORM INTERIM RESULTS FOR THE FIRST QUARTER OF 2025	31